MONTHLY REPORT - August, 2011
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $  22,862,015     47,555,423
   Change in unrealized gain (loss) on open         (33,296,038)   (48,636,391)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0         38,951
         obligations
      Change in unrealized gain (loss) from U.S.        233,087        (90,283)
         Treasury obligations

    Interest income                                     155,944      1,592,541

    Foreign exchange gain (loss) on margin             (230,550)      (270,826)
       deposits
                                                   ------------   ------------
Total: Income                                       (10,275,542)       189,415

Expenses:
   Brokerage commissions                              4,553,526     38,040,651

   Management fee                                        54,977        346,586

   20.0% New Trading Profit Share                             0          1,385

   Custody fees                                             456         81,293

   Administrative expense                               186,034      1,495,125
                                                   ------------   ------------
Total: Expenses                                       4,794,993     39,965,040

Net Income (Loss) - August, 2011               $    (15,070,535)   (39,775,625)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (671,911.466       $ 11,021,037     847,038,925    858,059,962
   units) at July 31, 2011
Addition of 5,230.643 units on                0       6,745,243      6,745,243
   August 1, 2011
Redemption of (5,974.151) units               0      (7,478,086)    (7,478,086)
   on August 31, 2011*
Net Income (Loss) - August, 2011       (135,671)    (14,934,864)   (15,070,535)
                                   -------------   -------------   ------------

Net Asset Value at August 31,
2011 (671,359.858 units inclusive
of 191.900 additional units) 	   $ 10,885,366     831,371,218    842,256,584
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST AUGUST 2011 UPDATE

            August    Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    (1.79)%      (4.76)%      $   1,251.63   646,024.758  $ 808,585,076
Series 2    (1.42)%      (1.96)%      $   1,324.05       190.737  $     252,546
Series 3    (1.40)%      (1.81)%      $   1,328.36    24,592.097  $  32,667,232
Series 4    (1.23)%      (0.35)%      $   1,361.17       552.266  $     751,730


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



			         September 9, 2011


Dear Investor:


The Trust posted a decline during August as losses from currency, equity and commodity futures trading were largely offset by gains from trading interest rate futures.

With Switzerland and Japan enacting policy initiatives to limit the attractiveness of their currencies, with slower growth undermining the attraction of commodity and emerging market currencies, and with the euro's existence in question, the dollar emerged as the penultimate (after precious metals) "safety-first" investment, despite the rating downgrade of U.S. government securities by S&P. As a result, short dollar trades were unprofitable during August. Short dollar positions versus the currencies of Australia, Brazil, Canada, Chile, India, Japan, Korea, Mexico, New Zealand and South Africa produced losses. Non-dollar cross rate trading was unprofitable largely due to a decline in the Aussie dollar against the British pound.

Continuing policy paralysis in developed economies and slowing economic growth worldwide produced losses from equity and commodity trades. Long equity futures positions for the U.S., U.K., Germany, Japan, China, Korea, Taiwan, Singapore and South Africa produced losses and were reversed to short positions. These losses were greater than the gains recorded on short equity positions for the Netherlands, France, Hong Kong, Spain, and Sweden.

Losses from trading industrial metals outweighed the gains posted from long gold positions. Trading of energy futures produced a fractional loss due to a decline from a long WTI crude trade. Trading of agricultural commodities was fractionally positive as profits on long corn, soybean, soybean meal and short livestock trades were larger than losses from short wheat positions.

Meanwhile, the flight to safety did produce gains from long positions in note and bond futures for the U.S., U.K., Australia, Canada, Germany and Japan.




					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman